INDEX TO FINANCIAL STATEMENTS

	Page
Financial Statements for the Years Ended December 31, 2023 and 2022	
Report of Independent Registered Public Accounting Firm (PCAOB 3501)	1
Balance Sheets as of December 31, 2023 and 2022	2
Statements of Operations for the Years Ended December 31, 2023 and 2022	4
Statements of Stockholders' Equity for the Years Ended December 31, 2023 and 2022	5
Statements of Cash Flows for the Years Ended December 31, 2023 and 2022	6
Notes to the Financial Statements	7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
20/20 GeneSystems, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of 20/20 GeneSystems, Inc. (the "Company") as of December 31, 2023 and 2022, and the related statement of operations, stockholders' equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

dbbmckennon

dbb*mckennon*
San Diego, California
April 26, 2024
We have been the Company's auditor since 2018.

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

20/20 GENESYSTEMS, INC.
BALANCE SHEETS
DECEMBER 31, 2023 AND 2022

	2023	2022
Assets		
Current assets:		
Cash and cash equivalents	$ 4,089,461	$ 8,807,575
Accounts receivable, net	68,834	764,924
Inventory	60,668	87,074
Prepaid expenses	81,469	72,270
Total current assets	4,300,432	9,731,843
License agreement, net	316,143	340,929
Property and equipment, net	244,203	580,911
Intangible assets, net	210,386	179,403
Right of use assets	933,394	1,088,783
Due from affiliated entities	-	2,699
Deferred offering costs	148,387	-
Other assets	214,883	290,453
Total assets	$ 6,367,828	$ 12,215,021
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 360,279	$ 464,282
Accrued liabilities	232,685	649,795
Deferred revenue	254,871	316,222
Financing lease liabilities – current	-	46,575
Lease liability – current	163,788	153,297
Total current liabilities	1,011,623	1,630,171
Long-term liabilities:		
Convertible note payable, net of unamortized debt discount	229,164	207,246
Lease liability – long term	839,549	1,003,338
Total long-term liabilities	1,068,713	1,210,584
Total liabilities	2,080,336	2,840,755
Commitments and contingencies (Note 8)	-	-

20/20 GENESYSTEMS, INC.
BALANCE SHEETS
DECEMBER 31, 2023 AND 2022

Stockholders' equity:		
Preferred stock, $0.01 par value; 20,000,000 authorized; 15,384,238 and 5,384,238 undesignated as of December 31, 2023 and 2022, respectively	-	-
Series C preferred stock, $0.01 par value; 3,340,909 authorized; 1,204,040 shares issued and outstanding as of December 31, 2023 and 2022; liquidation preference of $5,297,776	12,043	12,043
Series B preferred stock, $0.01 par value; 3,569,405 authorized; 1,471,487 shares issued and outstanding as of December 31, 2023 and 2022; liquidation preference of $5,194,349	14,715	14,715
Series A-2 preferred stock, $0.01 par value; 800,000 authorized; 442,402 shares issued and outstanding as of December 31, 2023 and 2022; liquidation preference of $1,442,231	4,424	4,424
Series A-1 preferred stock, $0.01 par value; 978,000 authorized; 651,465 shares issued and outstanding as of December 31, 2023 and 2022; liquidation preference of $1,999,998	6,515	6,515
Series A preferred stock, $0.01 par value; 1,303,000 authorized; 846,368 shares issued and outstanding as of December 31, 2023 and 2022; liquidation preference of $2,598,350	8,464	8,464
Common stock, $0.01 par value; 50,000,000 authorized; 4,773,128 and 4,764,811 shares issued and outstanding as of December 31, 2023 and 2022, respectively	47,731	47,648
Additional paid-in capital	28,150,331	26,845,879
Accumulated deficit	(23,956,731)	(17,565,422)
Total stockholders' equity	4,287,492	9,374,266
Total liabilities and stockholders' equity	$ 6,367,828	$ 12,215,021

See accompanying notes to the financial statements

20/20 GENESYSTEMS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
Revenues	$ 1,424,304	$ 11,059,145
Cost of revenues (including stock-based compensation $82,941 and $0, respectively)	1,315,166	5,937,398
Gross profit	109,138	5,121,747
Operating expenses:		
Sales, general and administrative (including stock-based compensation $892,332 and $176,081, respectively)	5,061,450	3,322,835
Research and development (including stock-based compensation $328,679 and $0, respectively)	1,409,150	120,043
Loss on impairment of fixed assets	209,073	-
Total operating expenses	6,679,673	3,442,878
Operating income (loss)	(6,570,535)	1,678,869
Other income (expense):		
Interest expense	(27,915)	(15,685)
Interest income	209,150	68,421
Gain on sale of asset	-	2,371
Other expense	(2,009)	-
Other income	-	452,899
Total other income (expense)	179,226	508,006
Provision for income taxes	-	-
Net income (loss)	$ (6,391,309)	$ 2,186,875
Basic net income (loss) per common share	$ (1.34)	$ 0.46
Diluted net income (loss) per common share	$ (1.34)	$ 0.23
Weighted-average common shares outstanding, basic	4,768,799	4,763,561
Weighted-average common shares outstanding, diluted	4,768,799	9,487,385

See accompanying notes to the financial statements

20/20 GENESYSTEMS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Series C Preferred Stock		Series B Preferred Stock		Series A-2 Preferred Stock		Series A-1 Preferred Stock		Series A Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance, December 31, 2021	1,205,069	$ 12,051	1,471,487	$ 14,715	442,402	$ 4,424	651,465	$ 6,515	846,368	$ 8,464	4,762,572	$ 47,626	$ 26,548,299	$ (19,752,297)	$ 6,889,797
Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-	297,582	-	297,582
Exercise of warrants	-	-	-	-	-	-	-	-	-	-	1,210	12	-	-	12
Conversion of preferred stock	(1,029)	(8)	-	-	-	-	-	-	-	-	1,029	10	(2)	-	-
Net income	-	-	-	-	-	-	-	-	-	-	-	-	-	2,186,875	2,186,875
Balance, December 31, 2022	1,204,040	$ 12,043	1,471,487	$ 14,715	442,402	$ 4,424	651,465	$ 6,515	846,368	$ 8,464	4,764,811	$ 47,648	$ 26,845,879	$ (17,565,422)	$ 9,374,266
Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-	1,303,952	-	1,303,952
Exercise of warrants	-	-	-	-	-	-	-	-	-	-	8,317	83	500	-	583
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(6,391,309)	(6,391,309)
Balance, December 31, 2023	1,204,040	$ 12,043	1,471,487	$ 14,715	442,402	$ 4,424	651,465	$ 6,515	846,368	$ 8,464	4,773,128	$ 47,731	$ 28,150,331	$ (23,956,731)	$ 4,287,492

See accompanying notes to the financial statements

20/20 GENESYSTEMS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (6,391,309)	$ 2,186,875
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	140,416	194,053
Stock based compensation	1,303,952	176,082
Amortization of license fees	24,786	26,784
Amortization of ROU assets, net of liabilities	2,091	67,852
Amortization of debt discount	5,208	1,529
Gain on sale of asset	-	3,379
Impairment of intangibles	-	24,091
Loss on impairment of fixed assets	209,073	-
Changes in operating assets and liabilities:		
Accounts receivable	696,090	1,937,689
Other receivables	-	1,547,118
Inventory	26,406	159,584
Prepaid expenses and other assets	66,371	34,798
Accounts payable	(104,003)	(248,487)
Related party payable	2,699	-
Interest payable	16,710	-
Accrued liabilities	(417,110)	(471,812)
Deferred revenue	(61,351)	163,524
Net cash (used in) provided by operating activities	(4,479,971)	5,803,059
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(9,383)	(261,793)
Proceeds from the sales of equipment	-	5,750
Acquisition of license agreement and patent cost	(34,381)	(206,509)
Net cash used in investing activities	(43,764)	(462,552)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from convertible notes payable	-	183,166
Convertible notes payable financing costs	-	(11,715)
Deferred offering costs	(148,387)	-
Principal payments on financing lease liabilities	(46,575)	(58,864)
Proceeds from exercise of warrant	583	12
Net cash provided by (used in) financing activities	(194,379)	112,599
Increase (decrease) in cash and cash equivalents	(4,718,114)	5,453,106
Cash and cash equivalents, beginning of year	8,807,575	3,354,469
Cash and cash equivalents, end of year	$ 4,089,461	$ 8,807,575
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Non-cash disclosures of cash flow information:		
Conversion of Series C Preferred Stock to Common Stock	$ -	$ 8
Escrow of convertible notes payable principal	$ -	$ 29,843
Accrued liability reclassed to equity	$ -	121,500
Operating lease, ROU assets and liabilities	$ -	$ 103,276

See accompanying notes to the financial statements

NOTE 1 – BUSINESS AND NATURE OF OPERATIONS

20/20 GeneSystems, Inc. (the "Company"), founded in May 2000, is a commercial stage diagnostics company with the core mission of developing and commercializing clinical laboratory tests for early disease detection and prevention and associated software that is powered by machine learning and real-world data to improve diagnostic accuracy and clinical utility.

For early cancer detection, the Company uses machine learning and real-world data analytics approaches to substantially improve the accuracy of tumor biomarkers that are currently tested in millions of individuals around the world. The Company's cancer product, known as OneTest, is a multi-cancer test for screening at least five types of cancer from one blood sample.

In response to the novel coronavirus pandemic that began in early 2020, the Company expanded its business and acquired and commercialized several COVID-19 serology (antibody) and viral (RT-PCR) tests, both rapid kits and laboratory-based tests.

The Company's legacy business includes a patented field test kit for screening suspicious powders for bioterror agents that is used regularly by hundreds of first responder organizations worldwide, known as BioCheck.

To increase its menu of innovative tests faster and at a lower cost and risk than through internal development, in 2021, the Company established its Clinical Laboratory Innovation Accelerator ("CLIAx"), which permits diagnostics start-up companies from around the world to launch their laboratory developed tests in the Company's CLIA (Clinical Laboratory Improvement Amendments) licensed laboratory using shared equipment and laboratory personnel.

Management Plans

The Company had incurred operating losses since its inception up to December 31, 2020; however, the Company experienced profitability from January 1, 2021 through December 31, 2022 from revenue generated from COVID-19 testing. With the winding down and lifting of the government funding of COVID-19 testing reimbursement, the Company incurred operating losses for 2023. Historically during the years of losses, the Company has relied on debt and equity financing for working capital. The Company expects to fund its operations through cash on hand, increased revenue from operations, planned reductions in spending, and the remaining capital raised through its planned Regulation CF offering and institutional financing in the form of a convertible bond.

Based on the Company's plans, management believes the doubt regarding the Company's ability to continue as a going concern has been alleviated.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The preparation of financial statements in conformity with United States generally accepted accounting principles ("U.S. GAAP") requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term. The use of estimates include revenue recognition, impairment of long-lived assets and stock-based compensation.

Business Segments

The Company has determined that its current business and operations consist of one reporting segment.

Reclassifications

The Company has reclassified, combined or separately disclosed certain amounts in the prior years' financial statements and accompanying footnotes to conform with the current year's presentation. On the Balance Sheet, prior period presentation of $206,509 of "License Agreements, net" is now contained within "Other Assets".

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short-term nature or they are payable on demand.

Cash and Cash Equivalents

The Company considers time deposits, certificates of deposit, and certain investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable represent amounts due from commercial customers. On December 31, 2023, 2022 and 2021, customer accounts receivable totaled $68,834, $764,924 and $4,215,465, respectively. Receivables through a third-party provider for insurance claims of $0 and $547,438 are included in this balance at December 31, 2023 and 2022, respectively. The payment of consideration related to these third-party receivables is subject only to the passage of time. Management reviews open accounts monthly and takes appropriate steps for collection. When needed, an allowance for doubtful accounts is recorded to reflect management's determination of the amount deemed uncollectable. An allowance for doubtful accounts of $29,346 and $62,460 is included in accounts receivable at December 31, 2023 and 2022, respectively.

Inventories

Inventories are stated at the lower of cost or market using the first-in, first out (FIFO) method. Inventories consisted entirely of finished goods as of December 31, 2023 and 2022.

Internal Use Software

The Company incurs software development costs to develop software programs to be used solely to meet its internal needs and cloud-based applications used to deliver its services. In accordance with Accounting Standards Codification ("ASC") 350-40, *Internal-Use Software*, the Company capitalizes development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of three (3) to seven (7) years. Significant renewals and betterments are capitalized while maintenance and repairs are charged to expense as incurred. Leasehold improvements are amortized on the straight-line basis over the lesser of their estimated useful lives or the term of the related lease, whichever is shorter. Gains or losses on dispositions of assets are reflected in other income or expense.

Intangible Assets – Patents

The Company capitalizes patent filing fees, and it expenses legal fees, in connection with internally developed pending patents. The Company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. The Company evaluates the capitalized costs annually to determine if any amounts should be written down. Patent costs begin amortizing upon approval by the corresponding government and are generally amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 20 years.

Intangible Assets - License Agreements

In accordance with ASC 730-10-25-2.c, Topic 350-30 paragraph 805-50-30-2, license fees incurred through license agreements for technology supporting specific products to be sold are either expensed or recognized as intangible assets. The Company recognizes intangible assets when the following criteria are met: (1) the asset is identifiable, (2) the Company has control over the asset, (3) the cost of the asset can be measured reliably, and (4) it is probable that economic benefits will flow to the Company. In accordance with Topic 350-30 paragraph 805-50-30-2, the costs that are capitalized are measured by the cash paid to the licensor for the licensing of their technology in accordance with the license agreement. Any costs incurred during the validation of the technology are expensed once incurred. The license fees are amortized either beginning when the technology is validated internally and is ready to be included within the Company's product offerings over the period covered by the agreement which might include extensions or based on other terms specific to the agreement.

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. The impairment losses for the years ended December 31, 2023 and 2022 were $209,073 and $24,091 for certain equipment and patent costs, respectively. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Offering Costs

The Company complies with the requirements of ASC 340 with regards to offering costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed. The total deferred offering costs at December 31, 2023 and 2022 was $148,387 and $0, respectively.

Preferred Stock

ASC 480, *Distinguishing Liabilities from Equity*, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the Preferred Stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the Preferred Stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, *Derivatives and Hedging*, is not required. Management determined that the host contract of the Preferred Stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company.

Costs incurred directly for the issuance of the Preferred Stock are recorded as a reduction of gross proceeds received by the Company.

Basic and Diluted Loss Per Share

The Company follows Financial Accounting Standards Board ("FASB") ASC 260, *Earnings per Share*, to account for earnings per share. Basic earnings per share calculations are determined by dividing net loss by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding. Dilutive common share equivalents include the dilutive effect of in-the-money share equivalents, which are calculated, based on the average share price for each period using the treasury stock method. Under the treasury stock method, the exercise price of an award, if any, the amount of compensation cost, if any, for future service that the Company has not yet recognized, and the estimated tax benefits that would be recorded in paid-in capital, if any, when an award is settled are assumed to be used to repurchase shares in the current period. During periods when common stock equivalents, if any, are anti-dilutive they are not considered in the computation.

The following is a summary of outstanding securities which have been included in the calculation of diluted net income per share and reconciliation of net income to net income available to common stockholders for the years ended December 31, 2023 and 2022.

	2023	2022
Weighted average common shares outstanding used in calculating basic earnings per share	4,768,799	4,763,561
Warrants to purchase Common Stock	47,093	54,751
Options to purchase Common Stock	2,394,415	53,311
Convertible notes	47,302	-
Series C Preferred Stock	1,204,040	1,204,040
Series B Preferred Stock	1,471,487	1,471,487
Series A-2 Preferred Stock	442,402	442,402
Series A-1 Preferred Stock	651,465	651,465
Series A Preferred Stock	846,368	846,368
Dilutive effect excluded from earnings per share	(7,104,572)	-
Weighted average common shares outstanding used in calculating diluted earnings per share	4,768,799	9,487,385

The Company excluded all Preferred Stock, warrants and options from the computation of diluted net loss per share the year ended December 31, 2023.

The Company excluded 163,196 options and 15,069 warrants from the computation of diluted net income per share for the year ended December 31, 2022 as their exercise prices were in excess of the most recent valuation of the Company's common stock during that period. There are no material reconciling items to net income to diluted net income for common shareholders.

Revenue Recognition

In accordance with ASC Topic 606, *Revenue from Contracts with Customers*, the Company recognizes revenue when the customer obtains control of promised goods or services, in an amount that reflects the consideration which it expects to receive in exchange for those goods and services. To determine revenue recognition for arrangements that the Company deems are within the scope of ASC Topic 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) calculate transfer price; (iv) allocate the transaction price to the performance obligation in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Disaggregated Revenue – The Company disaggregates revenue from contracts with customers by contract type, as it believes it best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

The Company's revenue by contract type is as follows:

	For the Years Ended December 31,	
	2023	**2022**
Revenues		
BioCheck	$ 187,926	$ 154,660
OneTest	921,502	323,414
COVID-19 PCR Tests	250,145	10,393,256
COVID-19 Antibody/Antigen Tests	2,375	97,452
CLIAx	62,356	90,363
Total revenues	$ 1,424,304	$ 11,059,145

Performance Obligations – Performance obligations for four different types of services are discussed below:

- OneTest – Revenues from the sale of OneTest are recognized when returned serum specimens are analyzed in the Company's CLIA laboratory and the results are reported to the customer. The specific transaction price is provided to the customer at the time of purchase either through the on-line portal or via a sales quote for commercial clients, which may be discounted from list price based on volume of tests ordered. Periodically, discounts are provided to individuals when purchased through the Company's online portal. No estimates or adjustments are made to the transaction price for returns or refunds, since these events rarely occur. There are three customer groups: (i) individuals who purchase tests through the Company's online portal; (ii) commercial clients that pay upfront for test kits and (iii) professional health organizations that purchase collection kits and are all billed upon completion of testing and when results are reported to the customer. Contracts with customers do not contain significant financing components based on the typical period between performance of services and collection of consideration. There are very little requests for returns or refunds.

- BioCheck – Revenues for kits are recognized when kits are shipped to the customer. The specific transaction price is provided to the customer at the time of purchase, which may be discounted from list price based on the volume of tests ordered. No estimates or adjustments are made to the transaction price for returns or refunds, since these events rarely occur. Customers' payment terms are due upon receipt and are not provided significant financing components based on the typical period between shipment of the product and collection of consideration. There are no requests for returns or refunds.

- COVID-19 Tests:

  - Point-of-Care (POC) Test Kits – Revenues for COVID-19 distributed test kits for use at the POC (i.e., rapid antigen and antibody tests) are recognized when test kits are shipped to the customer based on negotiated prices per individual contracts. Customers' payment terms are due upon receipt of the invoice and are not provided significant financing components based on the typical period between shipment of the product and collection of consideration. There are no requests for returns or refunds.

- COVID-19 Lab Tests (PCR) – Revenues from the sale of COVID-19 viral (PCR) tests are recognized when returned nasal swabs are analyzed in the Company's CLIA laboratory and the results are reported to the customer.

  - For direct billing to customers, revenue is recorded based on the agreed contracted amount for each test completed. Customers' payment terms are net 30 days and are not provided significant financing components based on the typical period between completed tests and collection of consideration.

  - For insurance, the Company estimates the amount of consideration it expects to be entitled to receive from customer groups in exchange for providing services using the portfolio approach practical expedient. The use of the expedient is not expected to differ materially from applying the guidance to an individual contract. These estimates are based on utilizing the expected value method and include the impact of contractual allowances (including payer denials). The portfolios determined using the portfolio approach consist of the following groups of customers which are similar since they are all insurance providers with similar reimbursement practices: healthcare insurers and government payers (Medicare and Medicaid programs). The process for estimating revenues and the ultimate collection of accounts receivable involves significant judgment and estimation. The Company follows a standard process, which considers historical denial and collection experience and other factors (including the period of time that the receivables have been outstanding), to estimate contractual allowances and recording adjustments in the current period as changes in estimates. Further adjustments to the allowances, based on actual receipts, may be recorded upon settlement. The Company relies on a third part billing company to process all claims to be paid by insurance providers. As a result, the average days to receive payment on these types of claims exceeds ninety days in some cases. As of December 31, 2023, the Company was owed $2,078 from insurance companies. These claims are no longer billable directly to the customer and if not reimbursed by the insurance providers, the balance will be written off against the allowance for doubtful accounts.

- CLIAx – Contractually, the Company can earn revenue in two ways: (i) by providing laboratory services and (ii) through co-marketing activities of the CLIAx clients laboratory developed tests. Revenue for laboratory services is recognized monthly based on agreed laboratory activities for space, equipment use and contracted personnel. The revenue that can be earned through co-marketing activities would be recognized if the Company sells any of the customer's products. As of December 31, 2023, the CLIAx customer is working through its marketing plan and the Company has not yet performed any co-marketing activities and as a result has not sold any CLIAx products or recognized any related revenue.

Deferred revenue represents contract liabilities that are recorded when cash payments are received or are due in advance of the Company's satisfaction of performance obligations. The deferred revenue for the years ended December 31, 2023, 2022 and 2021 were $254,871, $316,222 and $152,698, respectively, and are related to OneTest.

Seasonality

The Company's significant growth in COVID-19 viral testing solutions is affected by the pattern of seasonality subject to the unpredictable demand for viral testing in Maryland. With the significant decline in incidences and requirement for testing, the Company has anticipated the material decrease in revenue and cash flow related to the COVID-19 testing.

Shipping and Handling

Amounts billed to a customer for shipping and handling are reported as revenues. Costs related to shipments to the Company are classified as cost of sales and totaled $134,824 and $258,837 for the years ended December 31, 2023 and 2022, respectively.

Research and Development

The Company incurs research and development costs during the process of researching and developing the Company's laboratory tests, algorithms, information technologies, and other intellectual properties. The Company's research and development costs consist primarily of data acquisition and personnel costs of scientists and laboratory technicians. The Company expenses these costs as incurred until the resulting product has been completed, tested, validated, and made ready for commercial use.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses were $780,127 and $358,337 for the years ended December 31, 2023 and 2022, respectively.

Stock-Based Compensation

The Company accounts for stock awards issued under ASC 718, *Compensation – Stock Compensation*. Under ASC 718, stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as expense over the employee's requisite vesting period and over the nonemployee's period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model. Restricted shares are measured based on the fair market value of the underlying stock on the grant date.

Income Taxes

The Company applies ASC 740, *Income Taxes*. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. As of December 31, 2023, and 2022, the Company has a valuation allowance on the net deferred assets due to the continued likelihood that realization of any future benefit from deductible temporary differences and net operating loss carryforwards cannot be sufficiently assumed.

ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. Interest and penalties, if any, are accrued as a component of operating expenses when assessed.

Concentrations

The Company maintains its cash at various financial institutions located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits. The Company has not experienced any losses with respect to its cash balances.

As of December 31, 2023, approximately 51% of total accounts receivable were due from two sources. As of December 31, 2022, approximately 51% of total accounts receivable were due from one source. During the year ended December 31, 2023, approximately 37% of total revenues were received from one source. During the year ended December 31, 2022, approximately 94% of total revenues were received from two sources. With the decline in COVID-19 incidences and the US Government no longer funding this testing, the Company's customers no longer require COVID-19 testing services' and the Company's revenue in this area is now zero.

Risks and Uncertainties

In response to the novel coronavirus pandemic that began in early 2020, the Company expanded its business and offered several COVID-19 testing solutions, both rapid kits and laboratory-based tests. The revenues in these areas have ceased entirely due to the end of the pandemic and emergency funding by the US Government.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, authoritative guidance, if currently adopted, would have a material impact on the Company's financial statement presentation or disclosures.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	December 31, 2023	December 31, 2022
Office equipment	$ 147,259	$ 160,669
Furniture and fixtures	57,691	54,112
Laboratory equipment	463,719	896,636
Vehicles	40,555	40,555
Leasehold improvements	12,221	12,221
Total property and equipment	721,445	1,164,193
Less accumulated depreciation	(477,242)	(583,282)
	$ 244,203	$ 580,911

In the year ended December 31, 2023, the Company performed an impairment analysis of laboratory equipment utilized in COVID-19 testing due to the significant material decrease in revenue and cash flow related to the COVID-19 testing and recorded an impairment charge of $209,073. It was determined after discussion with lab personnel that certain PCR laboratory equipment could be repurposed for potential future products and would be retained for research and development. The net book value of this equipment that remains in fixed assets equals $122,056 and will continue to be depreciated to research and development costs.

Depreciation expense was $137,018 and $183,662 for the years ended December 31, 2023 and 2022, respectively.

NOTE 4 – INTANGIBLE ASSETS

Intangible assets consisted of the following:

	December 31, 2023	December 31, 2022
Issued patents (amortized)	$ 31,840	$ 31,840
Unissued patents (unamortized)	207,150	177,423
Software development costs	4,654	45,575
Total	243,644	254,838
Less accumulated amortization	(33,258)	(75,435)
	$ 210,386	$ 179,403

Amortization expense for intangible assets was $3,398 and $10,391 for the years ended December 31, 2023 and 2022, respectively. Unissued patents represent the legal fees incurred to file and prosecute patents prior to issuance. The unissued patents are for active pending patents only. Any accumulated legal fees associated with abandoned unissued patents are expensed in the period they are abandoned.

NOTE 5 – FINANCING LEASES

In January 2021, the Company leased certain equipment under separate non-cancelable equipment loan and security agreements. The agreements mature in December 2023. The agreements require various monthly payments of principal and interest through maturity and are secured by the assets under lease. As of December 31, 2022, $173,915 of financing lease equipment and $47,507 of accumulated depreciation are included in property and equipment on the balance sheets. The weighted average interest rate was 6.2% at December 31, 2022. The lease was paid off in 2023.

NOTE 6 – OPERATING LEASES

On March 18, 2021, the Company entered into a lease agreement with Shady Grove Development Park IX L.L.L.P. for a new office and laboratory space totaling 5,511 square feet in Gaithersburg, Maryland. The term of the lease commenced on December 1, 2021 and shall expire 88 months thereafter. The initial monthly rent is $10,676 with annual increases to $17,308 for the final year of the lease. The Company will also pay its 7.75% pro rata portion of the property taxes, operating expenses and insurance costs and is also responsible to pay for the utilities used on the premises.

On September 29, 2022, the Company entered into a lease agreement with Abbott Laboratories, Inc. for laboratory equipment (analyzer). The term of the lease commenced on December 1, 2022 and shall expire 84 months thereafter. The monthly rental payments are $1,488 throughout the term of the lease. The Company also has a commitment to purchase $86 thousand of consumables annually during the term of the lease.

Supplemental balance sheet information related to this lease is as follows:

		December 31, 2023
Operating lease right-of-use lease asset	$	1,242,936
Accumulated amortization		(309,542)
Net balance	$	933,394
Lease liability, current portion		163,788
Lease liability, long term		839,549
Total operating lease liabilities	$	1,003,337
Weighted Average Remaining Lease Term – operating leases		63 months
Weighted Average Discount Rate – operating leases		3.8%

Future minimum lease payments under this operating lease as of December 31, 2023, were as follows:

2024	$	199,629
2025		204,632
2026		209,767
2027		215,036
2028		220,460
Thereafter		68,293
Total lease payments		1,117,817
Less imputed interest		(114,480)
Maturities of lease liabilities	$	1,003,337

In August 2011, the Company entered into a lease commencing in December 2011 which expired in November 2016. Under the lease agreement, the Company was to pay an annual rent of $134,975, plus additional operating expenses. Upon expiration, this lease had continued on a month-to-month basis until March 2022. Total rent expense, including additional operating expenses related to this property, was $0 and $22,720 for the years ended December 31, 2023 and 2022, respectively. In early 2022, the Company vacated the property and entered into an agreement to settle any remaining obligations due.

Lease expense for the year ended December 31, 2023 was comprised of the following:

	December 31, 2023	December 31, 2022
Operating lease expense	$ 196,851	$ 177,041

NOTE 7 – CONVERTIBLE NOTE PAYABLE

On August 15, 2022, the Company launched an equity crowdfunding offering under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), and Regulation Crowdfunding promulgated thereunder, pursuant to which the Company offered convertible promissory notes. As of December 31, 2023, the Company issued convertible promissory notes in the aggregate principal amount of $213,010. The notes bear interest at rates ranging from 6% to 11.10%, cannot be prepaid without a majority investor vote and are due and payable twenty-four (24) months after the date of issuance. The notes are unsecured, contain customary events of default and are convertible into Common Stock as follows:

- In the event that the Company issues and sells Common Stock or Preferred Stock to investors in a transaction or series of transactions resulting in gross proceeds of at least $100,000, excluding debt or the issuance of Common Stock or Preferred Stock in asset purchase or strategic merger or acquisition (a "Qualified Financing"), then the entire unpaid principal amount and all accrued, but unpaid interest shall convert into Common Stock at conversion price equal to the lesser of (i) 90% of the per share price paid by such investors or (ii) the price equal to the quotient of $58,400,000 divided by the aggregate number of outstanding shares of Common Stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than these notes);

- In the event the Company completes an equity financing in which it sells Common Stock or Preferred Stock in a transaction that does not constitute a Qualified Financing, then the note holder has the option to treat such equity financing as a Qualified Financing on the same terms set forth above;

- Upon the earlier to occur of (i) the closing of the sale of Common Stock to the public at a price of at least $8.15 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock) in a public offering pursuant to an effective registration statement or offering statement (Regulation A) under the Securities Act resulting in at least $5,000,000 of gross proceeds, (ii) the date on which the Company's Common Stock is listed on a national stock exchange, including without limitation, NYSE American or the Nasdaq Capital Market, or (iii) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority in principal amount of the then outstanding notes, then the entire unpaid principal amount and all accrued, but unpaid interest shall convert into Common Stock at conversion price equal to the quotient of $58,400,000 divided by the aggregate number of outstanding shares of Common Stock as of immediately prior to the consummation of the event described above; and

- The entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a conversion price equal to the quotient of $58,400,000 divided by the aggregate number of outstanding shares of Common Stock as of immediately prior to the conversion (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than these notes) as soon a reasonably practicable following the maturity date.

As of December 31, 2023 and 2022, the outstanding balance of these notes is $229,164 and $207,246, respectively, consisting of principal of $213,010, net of unamortized debt issuance cost of $4,980 and $10,187, respectively, and an accrued interest balance of $21,134 and $4,423, respectively.

Interest expense on the notes totaled $16,711 and $4,423 for the year ended December 31, 2023 and 2022, respectively, and the Company recorded amortization of debt discount in the amount of $5,207 and $1,529 during the year ended December 31, 2023 and 2022, respectively.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Royalties and License Agreements

License agreements:

	December 31, 2023	December 31, 2022
International license agreement	450,008	450,008
Total license agreements	450,008	450,008
Less accumulated amortization	(133,865)	(109,079)
	$ 316,143	$ 340,929

The Company is amortizing the license agreement over the term amounting to an amortization expense of $24,786 and $26,784 for the years ended December 31, 2023 and 2022, respectively.

In November 2017, the Company executed a license agreement with a foreign entity to obtain and secure an exclusive license to certain technology, intellectual property, and data relating to the Company's OneTest in exchange for $150,000 of certain up-front fees and $300,008 in Common Stock and ongoing royalty fees. In accordance with ASC 720-10-25-2.c, Topic 350-30-25-1, the Company recognized the $150,000 in up-front fees paid and the $300,000 in Common Stock as an Intangible Asset – License fee since the technology is deemed to provide a future benefit in its use to the Company by way of its sales of OneTest. The Company entered an exclusive license to the technology until the last patent included in the specified technology expires, or 20 years. The Company has amortized the license agreement over the term amounting to an accumulative amortization of $133,865 and $109,079 as of December 31, 2023 and 2022, respectively.

In August 2022, the Company entered into a three-year agreement to obtain and secure an exclusive license to certain multi-cancer diagnostic testing technology that incorporates additional biomarkers not currently part of the Company's OneTest. This product once validated will be marketed as OneTest Premium. In addition to OneTest Premium, the license agreement provides access to other technology for tests that assess various chronic diseases such as immune function, cardiovascular function and diabetic propensity that utilizes measurement of additional biomarkers. As of December 31, 2022, in accordance with ASC 720-10-25-2.c, Topic 350-30-25-1, the Company recognized the $150,000 in up-front fees paid along with an additional $56,509 in equipment validation materials in other asset and was recognized as research and development costs upon completion of the validation study as of December 31, 2023. The initial up-front license fee of $150,000 will be amortized through the recognition of royalty fees incurred on each sale and is included within the other assets on the accompanying balance sheet. Upon validation, the Company will recognize future per-test royalty fees in the range of $12-$25 per test.

On January 6, 2023, the Company entered into an option agreement to license certain proprietary technology from a leading cancer research institute for their in vitro diagnostics in the field of lung cancer blood-based predisposition evaluation tool. The initial six-month option costs the Company $70,000 and a portion of the patent fees. The agreement provides the potential for an exclusive license to the technology upon achievement of certain financing and partnership goals that need to be accomplished by early July 2023. The option agreement provides for up to three one-month extensions if needed upon mutual consent and additional option fees of $10,000 for each month extended. In accordance with ASC 720-10-25-2.c, Topic 350-30-25-1, the Company recognized the $70,000 in up-front option fee paid as an Intangible Asset – License fee since the technology once licensed will be deemed to provide a future benefit in its use to the Company by way of potential sales of LungSpot-lung cancer test. The initial up-front license fee of $70,000 will be amortized over the life of the final license agreement once finalized or expensed if a final agreement is not consummated. The agreement was not extended on July 6, 2023 and as a result, the $70,000 upfront fee was expensed to research and development costs as there was not alterative use for the license fee paid.

NOTE 9 – STOCKHOLDERS' EQUITY

On July 18, 2023, the Company filed a Certificate of Amendment of Second Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, pursuant to which the authorized Common Stock was increased from 25,000,000 shares to 50,000,000 shares and the authorized Preferred Stock was increased from 10,000,000 shares to 20,000,000 shares.

Preferred Stock

The Company has authorized the issuance of 10,000,000 shares of Preferred Stock with par value of $0.01, of which 1,303,000 have been designated as Series A Preferred Stock, 978,000 have been designated as Series A-1 Preferred Stock, 800,000 shares have been designated as Series A-2 Preferred Stock, 3,569,405 shares have been designated as Series B Preferred Stock and 3,340,909 shares have been designated as Series C Preferred Stock (collectively, the "Designated Preferred Stock"). Below is a summary of the terms of the Designated Preferred Stock.

Ranking. With respect to dividend rights and rights on liquidation, winding up and dissolution, shares of Designated Preferred Stock rank *pari passu* to each other and senior to all shares of Common Stock.

Voting Rights. Shares of Designated Preferred Stock vote together with the holders of Common Stock on an as-converted basis on all matters for which the holders of Common Stock vote at an annual or special meeting of stockholders or act by written consent, except as required by law. For so long as shares of Designated Preferred Stock are outstanding, the holders of such shares vote together, as a separate class, to elect one director to the Company's board, and for so long as shares of Series A-1 Preferred Stock are outstanding, the holders of Series A-1 Preferred Stock vote together, as a separate class, to elect one director to the Company's board.

Conversion Rights. Each share of Designated Preferred Stock is convertible at any time at the option of the holder at the then current conversion rate. The conversion rate for the Designated Preferred Stock is currently one share of Common Stock for each share of Designated Preferred Stock, calculated by dividing the liquidation preference of such share by the conversion price then in effect. In addition, all outstanding shares of Designated Preferred Stock, plus accrued but unpaid dividends thereon, shall automatically be converted into shares of Common Stock, at the then effective conversion rate, upon the earlier to occur of (a) the closing of the sale of shares of Common Stock to the public at a price of at least $8.15 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a public offering pursuant to an effective registration statement or offering statement under the Securities Act of 1933, as amended (the "Securities Act"), resulting in at least $5,000,000 of gross proceeds to the Company, (b) the date on which the shares of Common Stock are listed on a national stock exchange, including without limitation the New York Stock Exchange or the Nasdaq Stock Market, or (c) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least 67% of the then outstanding shares of Designated Preferred Stock, voting together on an as-converted to Common Stock basis (which vote or consent shall include the holders of at least 67% of the shares of Series A-1 Preferred Stock outstanding voting as a separate class).

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or a deemed liquidation event, each holder of Designated Preferred Stock then outstanding shall be entitled to be paid out of the cash and other assets of the Company available for distribution to its stockholders, prior and in preference to all shares of Common Stock, an amount in cash equal to the aggregate liquidation preference of all shares held by such holder. The shares of Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B Preferred Stock and Series C Preferred Stock have a liquidation preference of $3.07, $3.07, $3.26, $3.53 and $4.40, respectively (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization) plus any accrued and unpaid dividends. If upon any liquidation or deemed liquidation event the remaining assets available for distribution are insufficient to pay the holders of Designated Preferred Stock the full preferential amount to which they are entitled, the holders of Designated Preferred Stock shall share ratably in any distribution of the remaining assets and funds in proportion to the respective full preferential amounts which would otherwise be payable, and the Company shall not make or agree to make any payments to the holders of Common Stock. A "deemed liquidation event" means, unless otherwise determined by the holders of at least a majority of the Designated Preferred Stock then outstanding (voting together as a single class on an as-converted basis), (a) a sale of all or substantially all of the Company's assets to a non-affiliate of the Company, (b) a merger, acquisition, change of control, consolidation or other transactions or series of transactions in which stockholders prior to such transaction or series of transactions do not retain a majority of the voting power of the surviving entity immediately following such transaction or series of transactions, or (c) the grant of an exclusive license to all or substantially all of the Company's technology or intellectual property rights except where such exclusive license is made to one or more wholly-owned subsidiaries of the Company.

Dividends. The Designated Preferred Stock will not be entitled to dividends or distributions unless and until the board declares a dividend or distribution in cash or other property to holders of outstanding shares of Common Stock, in which event, the aggregate amount of such each distribution shall be distributed as follows: (a) first, seventy percent (70%) of the distribution amount to the holders of shares of Designated Preferred Stock, on a pro rata basis, until such time as such holders have received an aggregate amount in distributions or other payments in respect of such holder's shares that is equal to the number of shares owned by such holders multiplied by the liquidation preference stated above, and (b) second, thirty percent (30%) of the distribution amount to the holders of shares of Common Stock, on a pro rata basis. Notwithstanding the foregoing, at such time as the holders of Designated Preferred Stock and Common Stock have received the amounts described above, the holders of the Designated Preferred Stock shall receive Distributions *pari passu* with the holders of the Common Stock on an as-converted basis, using the then-current conversion rate of such shares of Designated Preferred Stock.

Preemptive Rights. Until the Company's initial public offering of Common Stock occurs and unless otherwise waived by the prior express written consent of the holders of the majority of the voting power of all then outstanding Designated Preferred Stock, voting together on an as-converted to Common Stock basis, in the event that the Company proposes to issue any Common Stock or shares convertible or exercisable for Common Stock, except for excluded issuances, the Company must first offer those additional equity securities to holders of Designated Preferred Stock for a period of no less than thirty (30) days prior to selling or issuing any such additional equity securities to any person, in accordance with the procedures set forth in the Company's certificate of incorporation, as amended. For purposes hereof, "excluded securities" means the issuance of shares of Common Stock or securities convertible into shares of Common Stock (a) granted pursuant to or issued upon the exercise of stock options granted under an equity incentive plan to employees, officers, directors, consultants or strategic partners, (b) granted to employees, officers, directors, consultants or strategic partners for services, including in connection with an incentive plan, or other fair value received or committed, (c) in consideration for a transaction approved by the board which does not result in the issuance for cash of more than five percent (5%) of the outstanding shares of Common Stock, (d) in connection with an acquisition transaction approved by the board, (e) to vendors, commercial partners, financial institutions or lessors in connection with commercial credit transactions, equipment financings or similar transaction approved by the board (provided that such securities do not exceed 10% of the consideration in such transaction), (f) pursuant to conversion or exchange rights included in securities previously issued by the Company or (g) in connection with a stock split, stock division, reclassification, stock dividend or other recapitalization.

Redemption. Shares of each series of Designated Preferred Stock are not redeemable without the prior express written consent of the holders of the majority of the voting power of all then outstanding shares of such applicable series of Designated Preferred Stock, voting as a separate class.

Protective Rights. So long as at least twenty-five percent (25%) of the Designated Preferred Stock collectively remains outstanding, in addition to any other vote or consent of stockholders required by law, the vote or consent of the holders of at least a majority of all shares of Designated Preferred Stock then outstanding and entitled to vote thereon, voting together and on an as-converted to Common Stock basis, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, including the consent of the holders of Series A-1 Preferred Stock, shall be necessary for effecting or validating, either directly or indirectly by amendment, merger, consolidation or otherwise:

(a) the authorization, creation and/or issuance of any equity security, other than shares of Common Stock or options to purchase Common Stock issued to investors, employees, managers, officers or directors of, or consultants or advisors to, the Company or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the board;

(b) the amendment, alteration or repeal of any provision of the certificate of incorporation or bylaws or otherwise alter or change any right, preference or privilege of any Designated Preferred Stock in a manner adverse to the holders thereof;

(c) any increase or decrease in the size of the board;

(d) the purchase, redemption, or acquisition of any shares other than from a selling holder pursuant to the provisions of the certificate of incorporation or any other restriction provisions applicable to any shares in agreements approved by the board or in the operating agreement of any limited liability company utilized for the purpose of facilitating investment in the Company;

(e) the liquidation or dissolution of the Company or the sale, lease, pledge, mortgage, or other disposal of all or substantially all of its assets;

(f) any election to engage in any business that deviates in any material respect from the Company's business as contemplated under any operating plan approved by the board;

(g) the waiver of any adjustment to the conversion price applicable to the Designated Preferred Stock; or

(h) any declaration or payment of any cash dividend or other cash distribution to any holders of capital stock.

Series A Preferred Stock

As of December 31, 2023 and 2022, there were 846,368 shares of Series A Preferred Stock issued and outstanding. No shares of Series A Preferred Stock were issued during the years ended December 31, 2023 and 2022.

Series A-1 Preferred Stock

As of December 31, 2023 and 2022, there were 651,465 shares of Series A-1 Preferred Stock issued and outstanding. No shares of Series A-1 Preferred Stock were issued during the years ended December 31, 2023 and 2022.

Series A-2 Preferred Stock

As of December 31, 2023 and 2022, there were 442,402 shares of Series A-2 Preferred Stock issued and outstanding. No shares of Series A-2 Preferred Stock were issued during the years ended December 31, 2023 and 2022.

Series B Preferred Stock

As of December 31, 2023 and 2022, there were 1,471,487 shares of Series B Preferred Stock issued and outstanding. No shares of Series B Preferred Stock were issued during the years ended December 31, 2023 and 2022.

Series C Preferred Stock

As of December 31, 2023 and 2022, there were 1,204,040 shares of Series C Preferred Stock issued and outstanding.

On January 8, 2020, the Company launched an offering under Regulation A of Section 3(6) of the Securities Act for Tier 2 offerings, pursuant to which the Company offered up to 3,340,909 shares of Series C Preferred Stock at an offering price of $4.40 per share for gross proceeds of up to $14,700,000 on a "best efforts" basis. This offering was terminated on June 15, 2021.

During the year ended December 31, 2021, the Company issued 369,750 shares of Series C Preferred Stock for gross proceeds of $1,510,076 and net proceeds of $1,246,088. The Company also issued 7,357 shares of Series C Preferred Stock to the placement agent as partial compensation for its services. Additionally, 30,365 shares of Series C Preferred Stock were converted into 30,365 shares of Common Stock.

In March 2022, an aggregate of 1,029 shares of series C preferred stock were converted into 1,029 shares of common stock.

Common Stock

As of December 31, 2023 and 2022, there were 4,773,128 and 4,764,811 shares of Common Stock and outstanding, respectively.

During the year ended December 31, 2023, the Company issued 8,317 shares of Common Stock upon the exercise of warrants for proceeds of $583.

During the year ended December 31, 2022, the Company issued 1,210 shares of Common Stock upon the exercise of warrants for proceeds of $12.

During the year ended December 31, 2022, the Company issued 1,029 shares of Common Stock upon the conversion of 1,029 shares of Series C Preferred Stock.

Stock Options

On January 26, 2022, the board of directors adopted the 20/20 GeneSystems, Inc. 2022 Stock Incentive Plan (the "2022 Plan"), which was approved by stockholders on June 15, 2022. Awards that may be granted include incentive stock options as described in section 422(b) of Internal Revenue Code of 1986, as amended, non-qualified stock options (i.e., options that are not incentive stock options) and awards of restricted stock. Up to 3,000,000 shares of Common Stock may be issued under the 2022 Plan.

On February 1, 2022, the Company granted non-qualified stock options under the 2022 Plan for the purchase of 300,668 shares of Common Stock at an exercise price of $1.0643 per share, which represented the fair market value of the Company's Common Stock on date of grant, to certain directors of the Company. An aggregate of 150,332 shares vested in full on the date of grant and an aggregate of 150,336 shares vest monthly over one year. Management determines the value of options granted using the calculated value method and the Black-Scholes option pricing model for a total fair market value of $183,708.

On January 1, 2023, the Company issued non-qualified stock options for the purchase of an aggregate of 1,485,000 shares of Common Stock at an exercise price of $1.74 per share, which represented the fair market value of the Company's Common Stock on date of grant, under the 2022 Plan, which 1,155,000 options issued to certain employees and officers vest 50% upon the date of grant and the remainder vest over 24 months, 210,000 options issued to certain employees and officers vest 25% on the first anniversary of the date of grant and monthly thereafter for remaining 36 months, and 120,000 options to certain directors that vest over a term of one year. Management determines the value of options granted using the calculated value method and the Black-Scholes option pricing model. The fair value of the stock options issued in 2023 was determined using the Black Scholes option pricing model with the following assumptions: dividend yield: 0%; volatility: 79.7% to 92.7%; risk free rate: 3.99% to 4.73%; estimated term of five and ½ to seven years for a total fair market value of $1,862,400.

On April 1, 2023, the Company issued a non-qualified stock option for the purchase of 50,000 shares at an exercise price of $1.74 per share to an officer under the 2022 Plan which vests 25% on the first anniversary of the date of grant and monthly thereafter for remaining 36 months. Management determines the value of options granted using the calculated value method and the Black-Scholes option pricing model. The fair value of the stock options issued in 2023 was determined using the Black Scholes option pricing model with the following assumptions: dividend yield: 0%; volatility: 82.8%; risk free rate 3.6%; estimated term seven years for a total fair market value of $66,000.

With the assistance of third parties, the Company determined the fair market value of its Common Stock underlying the stock options comparing a market approach through analysis of comparable public companies and a venture funding approach taking into account the senior terms of the Company's Preferred Stock as compared to the Common Stock to arrive at a fair market value per share estimate for a common share. Once calculated, the Company applied a discount of 27% to account for the lack of marketability.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method because it has insufficient history upon which to base an assumption about the terms, which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public companies' common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates.

During the years ended December 31, 2023 and 2022, the Company recorded stock-based compensation of $1,303,952 and $297,582, respectively, which is an expense of $82,941 and $0 in cost of revenues, $892,332 and $297,582 in the sales, general and administrative expenses, $328,679 and $0 in research and development, respectively. As of December 31, 2023, there was approximately $569,675 of total unrecognized share-based compensation related to unvested stock options, which the Company expects to recognize over approximately three years.

A summary of the incentive stock option activity is as follows:

	Total Options	Weighted Average Exercise Price Per Share	Total Weighted Average Remaining Contractual Life
Options outstanding, December 31, 2021	153,362	$ 4.50	1.0
Granted	-	-	-
Exercised	-	-	-
Expired	(132,000)	4.50	-
Options outstanding, December 31, 2022	21,362	$ 4.50	0.83
Granted	-	-	-
Exercised	-	-	-
Expired	(21,362)	4.50	-
Options outstanding, December 31, 2023	-	$ -	-
Options exercisable, December 31, 2023	-	$ -	-

There is no remaining unvested expense related to these stock options.

A summary of the Company's non-qualified stock option activity is as follows:

	Total Options	Weighted Average Exercise Price Per Share	Total Weighted Average Remaining Contractual Life
Options outstanding, December 31, 2021	626,747	$ 1.09	8.07
Granted	300,668	1.06	10.0
Exercised	-	-	-
Forfeited	-	-	-
Expired	-	-	-
Options outstanding, December 31, 2022	927,415	$ 1.08	7.72
Granted	1,535,000	1.74	10.0
Exercised	-	-	-
Forfeited	(68,000)	1.66	-
Expired	-	-	-
Options outstanding, December 31, 2023	2,394,415	$ 1.48	8.14
Options exercisable, December 31, 2023	1,891,915	$ 1.41	7.90

The Company recognizes compensation expense for stock option awards on a straight-line basis over the applicable service period of the award. The service period is generally the vesting period. The following assumptions were used to calculate share-based compensation expense for years ended December 31, 2023 and 2022:

	2023	2022
Exercise price	$1.735	$1.0643
Share price	$1.740	$1.0643
Volatility	79.7% -92.7%	68.5%
Risk-free interest rate	3.6% - 4.73%	1.63%
Dividend yield	0.0%	0.0%
Expected term	5.5 to 7.0 years	5.0 years

Warrants

On April 19, 2022, the Company issued a five-year warrant for the purchase of 91 shares of Common Stock at an exercise price of $4.40 (subject to standard adjustments) to a consultant for a value of $28 as partial compensation for services rendered and recorded in general and administrative costs.

A summary of the Company's warrant activity is as follows:

	Warrants	Weighted Average Exercise Price Per Share	Total Weighted Average Remaining Contractual Life
Warrants outstanding, December 31, 2021	103,637	$ .71	2.70
Granted	91	4.40	5.00
Exercised	(1,210)	0.01	-
Forfeited/Expired	(30,025)	0.01	-
Warrants outstanding, December 31, 2022	72,493	$ 1.02	2.63
Granted	-	-	-
Exercised	(8,317)	0.01	-
Forfeited/Expired	(17,083)	0.01	-
Warrants outstanding, December 31, 2023	47,093	$ 1.56	2.70
Warrants exercisable, December 31, 2023	47,093	$ 1.56	2.70

NOTE 10 – RELATED PARTY TRANSACTIONS

The Company utilizes the services of the brother of the Chief Executive Officer, who is trained as a computer engineer and has over seven years' experience with clinical lab operations, to oversee the Company's laboratory information systems and patient/physician portals. During the years ended December 31, 2023 and 2022, the Company paid $101,978 and $58,078, respectively, to this related party.

The Chief Executive Officer founded an organization in January 2021 to create an alliance of clinical labs, entrepreneurs, scientists, healthcare providers, and concerned citizens who oppose Congressional legislation to require FDA pre-approval for new laboratory tests, known as the VALID Act. The Company contributed $31,050 and $75,000 in 2023 and 2022 to this organization, respectively.

NOTE 11 – INCOME TAXES

The following table presents the current and deferred income tax provision for federal and state income taxes for the years ended December 31, 2023 and 2022:

	2023	2022
Current provision for income taxes	$ -	$ -
Deferred income tax benefit	-	-
Total provision for income taxes	$ -	$ -

The provision for federal income taxes differs from that computed by applying federal and state statutory rates to the loss before federal income tax provision, as indicated in the following analysis:

	2023	2022
Expected federal tax (expense) benefit	$ 1,342,200	$ (459,200)
Expected state tax (expense) benefit	527,300	(180,400)
Nondeductible expenses and other	(416,700)	(126,900)
(Increase) decrease in valuation allowance	(1,452,800)	766,500
Total provision for income taxes	$ -	$ -

The major components of the deferred taxes are as follows at December 31, 2023 and 2022:

	2023	2022
Account receivable, net	$ 7,400	$ 18,300
Accumulated depreciation	(1,500)	(1,500)
Intangible assets, net	(69,300)	(78,000)
Accrued expenses	62,100	39,400
Net operating loss	6,077,100	4,644,800
Deferred tax asset valuation allowance	(6,075,800)	(4,623,000)
	$ -	$ -

The Company files income tax returns for U.S. federal income tax purposes and in Maryland, Virginia, and Pennsylvania. Based on federal tax returns filed or to be filed through December 31, 2023, the Company had available approximately $20.8 million in U.S. tax net operating loss carryforwards which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards expire in 20 years for federal income tax reporting purposes. For Federal income tax purposes, the net operating losses begin to expire in 2020, however, carryforward losses for years beginning in 2018 have no expiration. State net operating loss carryforwards through December 31, 2023 are approximately $20.7 million and have begun to expire in 2020. There is a full valuation allowance as of December 31, 2023 and 2022 which may be reversed in future periods at a point when the Company can make the determination that recoverability will be probable. The valuation allowance for deferred tax assets increased and decreased by approximately $1,452,800 and $766,500 during the years ended December 31, 2023 and 2022, respectively.

The United States Federal and applicable state returns from 2018 forward are still subject to tax examination by the United States Internal Revenue Service; however, the Company does not currently have any ongoing tax examinations.

NOTE 12 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2022 through April 26, 2024, the issuance date of these financial statements. Except as set forth below, there have been no events or transactions during this time which would have a material effect on these financial statements.

Option Agreement

On March 22, 2024, the Company entered into an option agreement with The Board of Regents (the “Board”) of The University of Texas System, an agency of the State of Texas, on behalf of by The University of Texas M.D. Anderson Cancer Center (“MD Anderson”), pursuant to which MD Anderson has granted the Company an exclusive six-month option to enter into a royalty-bearing, exclusive license to certain patent rights and technology, which option may be exercised by the Company upon (i) the Company’s completion of an equity financing with proceeds of at least $23 million based on a pre-money valuation of at least $70 million (which such financing may not be obtained through a crowdfunding or Regulation A offering) and (ii) payment of a fee in the amount of $4,457,069.15. Upon exercise of the option, the Company will enter into a patent and technology license agreement with the Board and MD Anderson, in the form attached to the option agreement, pursuant to which MD Anderson will grant the license to the Company in exchange for certain royalties, fees and shares of Common Stock set forth in the patent and technology license agreement.

Convertible Bonds Subscription Agreement

On March 20, 2024, the Company entered into a convertible bonds subscription agreement with Cornerstone Investment Inc. (the “Investor”), pursuant to which the Company agreed to issue a convertible bond in the principal amount of $23 million to the Investor (or its designee) for a purchase price of $23 million. The issuance of the convertible bond is subject to customary closing conditions, as well as execution of the option agreement described above and a collaborative research agreement with MD Anderson. The convertible bond will have a term of five (5) years and will not bear interest; provided that (i) if any portion of the convertible bond has not been converted prior to the maturity date or the date on which an event of default (as defined in the convertible bond) occurs, as applicable, and (ii) the Investor desires to receive a cash payment with respect to such unconverted portion on the maturity date or the date on which an event of default occurs, as applicable, the Company shall be required to pay the Investor, in addition any other amounts required under the convertible bond, interest accrued on the aggregate principal sum of the convertible bond at a rate equal to 6% per annum from the date on which the convertible bond is issued up to the maturity date or the date on which an event of default occurs, as applicable. In addition, if the convertible bond is still outstanding after the maturity date or the date on which an event of default occurs, as applicable, then interest shall accrue beginning on the day after the maturity date on the outstanding principal balance and the default amount at a rate equal to 12% per annum. The Company may not prepay the convertible bond prior to the maturity date.

The convertible bond will be convertible at any time at the option of the holder into shares of Common Stock, or, subject to stockholder approval, a new series of Preferred Stock to be designated as Series E Preferred Stock with the terms and conditions set forth in Annex A to the convertible bond. In addition, the convertible bond shall automatically be converted into Series E Preferred Stock upon the earlier to occur of (i) an initial public offering of the Company’s Common Stock and concurrent listing on a national securities exchange, including without limitation the New York Stock Exchange, NYSE American or the Nasdaq Stock Market (any tier), (ii) a direct listing of the Company’s Common Stock on a national securities exchange, including without limitation the New York Stock Exchange, NYSE American or the Nasdaq Stock Market (any tier) or (iii) upon such stockholder approval. The number of shares to be issued upon conversion shall be equal (i) the outstanding principal amount of the convertible bond and all accrued and unpaid default interest, if any, divided by (ii) the conversion price then in effect. The initial conversion price will be $5.34 per share, subject to customary adjustments for stock dividends, stock splits, stock combinations, reclassifications, mergers, consolidations, sales of all assets, or similar events. In addition, subject to certain exceptions, if the Company issues any equity securities with an implied price per share of less than the conversion price then in effect, then the conversion price shall be adjusted, concurrently with such equity issuance, to the implied price per share received by the Company for such equity issuance. Finally, the conversion price will be subject to adjustment in the event that the Company completes an initial public offering or a direct listing of its Common Stock on a national securities exchange that does not meet the requirements of a Q-IPO or a Direct Listing (each as defined below).

The convertible bond will be unsecured and will contain customary covenants and events of default for a loan of this type. The Company also agreed that the Investor will be entitled to nominate at least one (1) director to the board of directors as long as the convertible bond is outstanding. Subject to certain exceptions, the Company also agreed that the Investor will have the right to participate in any subsequent financing transactions involving the issuance of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock for cash consideration in an amount required to maintain the Investor's fully diluted ownership in the Company. The Company also agreed to use its best efforts to (i) close a firm commitment underwritten public offering and concurrent listing on a national securities exchange, including without limitation the New York Stock Exchange, NYSE American or the Nasdaq Stock Market (any tier), with a per share offering price of at least $5.34 plus interest accrued on $5.34 at a rate equal to 6% per annum from the issuance date of the convertible bond up to the date of listing (the "Target Price" and such offering, a "Q-IPO"), or (ii) complete a direct listing of Common Stock on a national securities exchange, including without limitation the New York Stock Exchange, NYSE American or the Nasdaq Stock Market (any tier), with the reference price of at least the Target Price (a "Direct Listing"), within three (3) years following the issuance date of the convertible bond, which period may be extended by one (1) year by mutual agreement between the Company and the Investor.